UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: September 14, 2004
(Date of earlier event reported)

Inland Retail Real Estate Trust, Inc.
(Exact name of registrant as specified in the charter)

Maryland	333-85666	36-4246655
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer I.D. No.)

2901 Butterfield Road
Oak Brook, Illinois 60523
(Address of Principal Executive Offices)

(630) 218-8000
(Registrant's telephone number including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[x]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-22(b)

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.23e-4(c)

Item 1.01   Entry into a Material Definitive Agreement

On September 10, 2004, Inland Retail Real Estate Trust, Inc. (the "Company" or "we"), entered into a merger agreement to acquire four entities affiliated with our sponsor, Inland Real Estate Investment Corporation, that provide business management, advisory and property management services to us in exchange for an aggregate of 19.7 million shares of our common shares, valued under the merger agreement at $10.00 per share.

Under the merger agreement, we will acquire by merger Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp. If closed by the end of 2004, we anticipate that the effect of this transaction could increase our projected funds from operations for 2005 by $0.06 per share.

The consummation of the merger is subject to customary closing conditions, including ratification by our shareholders. We have agreed to use our reasonable best efforts to obtain the ratification of our shareholders of our entry into the merger agreement and the consummation of the transactions contemplated by the merger agreement.

Under and subject to certain limitations and restrictions contained in the merger agreement, we, on the one hand, and The Inland Group, Inc. ("Inland") and certain Inland entities and affiliates, on the other hand, have provided reciprocal indemnities relating to certain of our respective obligations contained in the merger agreement.

At the closing of the transactions contemplated by the merger agreement, we intend to enter into the following agreements:

- *Escrow Agreement.* An escrow agreement pursuant to which the common shares issued to the shareholders of the acquired companies will be deposited into an escrow fund as security for indemnification claims of ours under the merger agreement. Seventy-five percent of the escrowed shares will be released on the first anniversary of the closing date, with the balance of such shares to be released on the 540th day after the closing date, subject, in each case, to any pending claims for indemnification under the merger agreement.

- *Employment Agreement.* Employment agreements with Barry Lazarus, JoAnn Armenta, John DiGiovanni, Dan Guinsler, James Kleifges, Jason Lazarus, Michael Moran, Laura Sabatino and Teri Young. These employment agreements will have initial terms of three years, but may be terminated by either us or the employee upon sixty days prior notice.

- *Consulting Agreements.* Separate consulting agreements with each of Robert D. Parks, G. Joseph Cosenza, Daniel L. Goodwin and Thomas P. McGuinness, pursuant to which such individuals will provide certain strategic and operational assistance for our benefit, including guidance as to prospective investment, financing, acquisition, disposition, development, joint venture and other real estate opportunities. The initial terms for each of these agreements will be five years, but may be terminated earlier upon the occurrence of certain events, including a change of control of the Company.

- *Transition Property Due Diligence Services Agreement.* A transition property due diligence services agreement with Inland Real Estate Acquisitions, Inc., pursuant to which certain property negotiation, acquisition, due diligence and closing services will be provided. The initial term of this agreement will be one year, but may be terminated earlier upon the occurrence of certain events, including a change of control of the Company. Under this agreement, we will be required to reimburse certain costs and expenses depending on the services provided from time to time.

- *Property Acquisition Agreement.* A property acquisition agreement with Inland Real Estate Acquisitions, Inc., pursuant to which we will receive a right of first offer to acquire certain retail, mixed-use and single-user properties located east of the Mississippi River in the continental United States, but excluding that portion of such geographical area located within 400 miles of Oak Brook, Illinois. The initial term of this agreement will expire on the later to occur of (a) five years after the closing of the merger, and (b) the date that none of Robert D. Parks, G. Joseph Cosenza, Daniel L. Goodwin and Thomas P. McGuinness are our consultants, directors or officers, but may be terminated earlier upon the occurrence of a change of control of the Company.

- *Registration Rights Agreement.* A registration rights agreement with the shareholders of the acquired companies.

- *Trademark License Agreement.* A trademark license agreement with The Inland Real Estate Group, Inc., pursuant to which we will license the name and design mark of the Company and the "Inland" name and logo. The initial term of this agreement will be ninety-nine years, but may be terminated earlier upon the occurrence of certain events, including a change of control of the Company.

- *Software License Agreement.* A software license agreement with Inland Computer Services, Inc., pursuant to which we will license certain software owned and licensed by Inland Computer Services, Inc. The initial term of this agreement will be five years, but may be terminated earlier upon the occurrence of certain events, including a change of control of the Company.

- *Indemnification Agreement.* Indemnification Agreements with certain of the former directors and officers of the acquired companies, pursuant to which we agree to indemnify such directors and officers for certain acts taken or omitted to be taken in his capacity as such director or officer prior to the closing date of the merger. The term of this agreement will be for ten years.

- *Assignment and Assumption of Lease, with related Assignment and Assumption of Subleases.* An assignment and assumption of lease with Mid-America Management Corp. for our office space located at 2907 Butterfield Road, Oak Brook, Illinois, and in connection therewith, an assignment and assumption of subleases with our managers.

- *Other Services Agreements.* Other service agreements with the parties listed below for the provision of the services listed opposite that party's name. The initial terms for each of the following agreements will be five years, but may be terminated earlier upon the occurrence of certain events, including a change of control of the Company:

Counterparty Name	**Services to be Provided**
Inland Communications, Inc.	Marketing, communications and media relations services
Inland Office Management and Services, Inc., and Inland Facilities Management, Inc.	Office and facilities management services
The Inland Real Estate Group, Inc.	Legal and advisory services
Inland Payroll Services, Inc.	Pre-employment, new-hire, human resources, benefit administration and payroll and tax administration services
Investors Property Tax Services, Inc.	Property tax payment and processing services and real estate tax assessment reduction services
Inland Computer Services, Inc.	Data processing, computer equipment and support services, and other information technology services
Inland Risk and Insurance Management Services, Inc.	Risk and insurance management services

In connection with the transactions contemplated by the merger agreement, we increased the size of our board of directors to eight, and amended our by-laws to provide that the size of our board of directors may not be changed without the approval of at least 80% of our directors then in office.

The following are the parties to the merger agreement: the Company; IRRETI Acquisition 1, Inc.; IRRETI Acquisition 2, Inc.; IRRETI Acquisition 3, Inc.; IRRETI Acquisition 4, Inc.; Inland Retail Real Estate Advisory Services, Inc.; Inland Southern Management Corp.; Inland Mid-Atlantic Management Corp.; Inland Southeast Property Management Corp.; Inland Real Estate Investment Corporation; Certain Stockholders of each of Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp.;

Daniel L. Goodwin, as agent; and The Inland Group, Inc. (for limited purposes). All of these entities are affiliates.

Attached to this Form 8-K as Exhibit No. 99.1 is a copy of the Agreement and Plan of Merger, which is incorporated into this filing in its entirety.

Item 5.03   Amendments to Articles of Incorporation or Bylaws; Changes in Fiscal Year.

On September 10, 2004, we increased the size of our board of directors to eight directors and amended our bylaws to provide that the size of the board of directors may not be changed without the approval of at least 80% of our directors then in office. Attached to this Form 8-K as Exhibit No. 99.2 is a copy of the bylaw amendment which is incorporated into this filing in its entirety.

Item 8.01   Other Events

In connection with the proposed transaction, the investment banking firm of Mesirow Financial, Inc. and the law firm of Latham & Watkins LLP represent a special committee comprised of all of the independent directors of the Company, which special committee was established for the purpose of reviewing, evaluating and negotiating the proposed transaction; the law firm of Duane Morris LLP represents Inland Retail Real Estate Trust, Inc.; the law firm of Jenner & Block LLP represents Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp.; and the law firm of Shefsky & Froelich Ltd. represents Inland Retail Real Estate Advisory Services, Inc. Additionally, the investment banking firm of Silverportal Capital LLC has provided advisory services to Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp., Inland Mid-Atlantic Management Corp. and Inland Southeast Property Management Corp.

In connection with the proposed transaction, the Company expects to file a proxy statement and other materials with the Securities and Exchange Commission. Certain of the Company's officers and directors may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction matters. Information regarding such individuals is included in the Company's proxy statement and Annual Report on Form 10-K previously filed with the Securities and Exchange Commission, and will be included in the proxy statement relating to the transaction when it becomes available. Investors may obtain a free copy of the proxy statements and other relevant documents when they become available, as well as other materials filed with the Securities and Exchange Commission concerning the Company at the Securities and Exchange Commission's website at http://www.sec.gov. Copies of these materials and other documents also may be obtained at no charge from: Inland Retail Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, IL 60523, Attn: Roberta S. Matlin.

This Form 8-K filing contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our management's current views with respect to future events and financial performance. The words "believes", "expects", "anticipates", "estimates", and similar words or expressions are generally intended to identify forward-looking statements. Actual results may differ materially from those expected because of various risks and uncertainties, including, but not limited to, changes in general economic conditions, adverse changes in real estate markets as well as other risks and uncertainties included from time to time in our filings with the Securities and Exchange Commission.

Item 9.01   Exhibits

Exhibit
Number   Description

99.1   Agreement and Plan and Merger, dated September 10, 2004
99.2   Bylaw Amendment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Name: Barry L. Lazarus
Title: President, Chief Operating Officer,
         Treasurer, Chief Financial Officer

Date: September 14, 2004